Exhibit 10.4

K&S Corporate Headquarters Kulicke & Soffa Pte Ltd 23A Serangoon North Ave 5 #01-01, Singapore 554369
+65-6880-9600 main +65-6880-9580 fax www.kns.com Co. Regn. No. 199902120H

28 January 2014

Ms. Irene Sook Wai Lee

Dear Irene,

It is with great pleasure that, with the approval of the Management Development and Compensation Committee (“MDCC”), I offer to you a promotion to the position of Senior Vice President, Global Operations and Chief Quality Officer of Kulicke & Soffa Industries, Inc (“KSI”), reporting to me. This promotion will become effective 1 April 2014.

In conjunction with this promotion, and effective 1 April, your annual base salary will increase to S$400,000.

Additionally, your ICP target will increase from 45% to 55% of your annual base salary (or S$220,000 at target). Performance targets are determined by the MDCC. The terms of the Incentive Compensation Plan may be revised by the MDCC at any time.

As further recognition, the MDCC has approved a promotional equity award of S$250,000, to be granted 1 April 2014. This award will be granted in the form of 50% (S$125,000) in Restricted Share Units and 50% (S$125,000) in Performance Share Units under the KSI 2009 Equity Plan.

For the Performance Share Units, the service period of employment for full vesting, and the performance period to assess relative Total Shareholder Return, is thirty-six months. The award cliff-vests 36 months from the date of grant. The payout will be between zero and 200% of the number of share units granted, based upon shareholder return relative to a market index of peer companies.

The Restricted Share Unit Award vests ratably over 36 months, with one-third vesting on each anniversary of the grant date.

Please refer to KSI’s Proxy Statement dated 01/07/2013 and the KSI 2009 Equity Plan for plan details.

All other provisions regarding severance, change in control, equity ownership guidelines, recovery of previously paid executive compensation, and full time employment, as outlined in your original offer letter dated 26 July 2012, remain unchanged and are restated below.

Severance:

If either the Company terminates your employment for any reason other than “Cause” or if you resign for “Good Reason,” (as such terms are defined in the Company’s Executive Severance Policy). You will be entitled to:

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An amount equal to 12 months’ base salary as of the last day of your employment, subject to your entering into a general release in favor of the Company, KSI, and all other KSI or Company affiliates, satisfactory to the Company. If you do not enter into the general release, you will only be entitled to six months of base salary. In no event will any severance be paid to you if you are employed by, a director of, or an advisor to, a competitor of KSI during the applicable severance period. Non-competition and confidentiality will be addressed in a separate agreement between you and the Company.

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Severance payments will be paid as follows: salary continuation on your regularly scheduled pay dates for 12 months; provided that, if you are a U.S. Citizen and on your termination date, stock of KSI (or any other entity considered a single employer with KSI under U.S. Treas. Reg. §1.409A-1(g) or any successor thereto) is publicly traded on an established securities market or otherwise, severance payments shall not be made or commence to be made before the first business day following the six-month period beginning on your termination date. Any installment payments that would otherwise have been made within such six-month period shall accumulate and be paid in one lump sum on the first business day following such six-month period. Remaining severance payments shall be paid on your regularly scheduled pay dates beginning with the first regularly scheduled pay date occurring after the six-month period that begins on your termination date.

•	Continuation of participation for you and your family in medical, prescription drug, dental, and vision benefit programs for any applicable severance period.

•	Continuation of eligibility to participate in Company life insurance program to a maximum of six months after the last day of your employment, subject to the agreement of the life insurance provider.

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Vesting of any stock options would stop on the last day of your employment. You would have three months after such date to exercise vested stock options, unless different terms apply under the applicable stock option plan(s). Any entitlement to share awards would be determined in accordance with the terms of the applicable plan.

•	The terms of this policy are subject to modification by the Board of Directors of KSI in light of, among other things, changes in applicable regulations or market practices.

Change-in-control:

You have been provided with a change-in-control agreement, whichprovided, in general, that if your employment is terminated by the Company for any reason other than Cause, or you terminate your employment voluntarily for Good Reason (as such terms are defined in the change-in-control agreement), within 18 months after a Change of Control of KSI, you will receive the following payments and benefits:

•An amount equal to 12 months of your annual base salary plus target annual incentive bonus (“target” is 100% achievement), subject to you entering into a general release in favor of the Company, KSI and its subsidiaries, acceptable to Company. If you do not enter into the general release, you will only be entitled to six months of base salary. The timing of these payments is subject to the six month delay described above in this offer letter in the paragraph entitled “Severance.”
•Continuation of benefits during the severance period for your spouse and dependent children at the same premium rate as in effect prior to your termination date.
•Continuation of eligibility to participate in the Company’s life insurance program for a maximum of six months after the last day of your employment if permitted by the life insurance provider; and Please refer to the 2009 Equity Plan for the terms of equity awards upon a change in control of KSI.
•You understand that the KSI Board may review change in control arrangements with you and other executives in the future in light of, among other things, changes in applicable regulations or market practices.

Equity Ownership Guideline

You will be expected to reach and maintain an ownership level of one times your annual base salary. A copy of the Equity Ownership Guidelines have been provided to you. The Equity Ownership Guidelines are subject to modification by the Board of Directors of KSI in light of, among other things, changes in applicable regulations or market practices.

Recovery of Previously Paid Executive Compensation

If the Board of Directors of KSI or the MDCC determines that any fraud, gross negligence or intentional misconduct by you was a significant factor contributing to KSI restating all or a portion of its financial statement(s), the Board or the Committee will take, in its discretion, such action as it deems necessary to remedy the fraud, gross negligence or intentional misconduct and prevent its recurrence. The Board or the Committee will also review the facts and circumstances underlying the restatement, and if any incentive award was calculated based on the achievement of financial results that were subsequently reduced due to a restatement, may in its discretion (i) require reimbursement to the Company of all or a portion of the incentive award; (ii) cancel any unvested or outstanding incentive award; and (iii) seek reimbursement of any gains realized on the exercise of the incentive awards.

Under the policy, the Company may seek to recover or recoup incentive awards that were paid or vested up to 60 months prior to the date the applicable restatement is disclosed. The terms of this policy are subject to modification by the Board of Directors in light of, among other things, changes in applicable regulations or market practices.

Full Time Employment

You will devote your full time, attention, and energies to the business of the Company and KSI, and will not engage in any other business activity. You are permitted to serve on the boards of directors of other companies, only with the prior consent of the Chief Executive Officer, and as long as such service on outside boards of directors does not, in the opinion of the Chief Executive Officer, conflict or interfere with your duties to the Company or KSI.

By signing below, you have accepted and agreed to the terms and conditions in this letter.

Accepted and Agreed:

Irene Sook Wai Lee                    Date

I would again like to congratulate you on your promotion to SVP, Global Operations and Chief Quality Officer. I look forward to your continued dedication, contributions and leadership in your new position.

Sincerely,

Bruno Guilmart